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                         May 21, 2020

       Blaine Davis
       Chief Financial Officer
       Protara Therapeutics, Inc.
       1 Little West 12th Street
       New York, New York 10014

                                                        Re: Protara
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 14, 2020
                                                            File No. 333-238273

       Dear Mr. Davis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences